CALCULATION OF REGISTRATION FEE

Title of each class of	Aggregate offering	Amount of
securities to be registered	price	registration fee(1)

Debt Securities	$750,000,000	$80,250

(1)	The filing fee of $80,250 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.
Filed pursuant to Rule 424(b)(5)
File No. 333-136396

Prospectus Supplement
(To Prospectus Dated August 8, 2006)
$750,000,000
Hanson PLC
6.125% Notes due 2016
We are offering $750,000,000 of our 6.125% Notes due 2016 (the “notes”).
The notes will bear interest at a rate of 6.125% per year. We will pay interest on the notes on February 15 and August 15 of each year, beginning February 15, 2007. The notes will mature on August 15, 2016.
We may redeem the notes at any time at the make-whole premium set forth under the heading “Description of Notes — Optional Redemption” in this prospectus supplement. The notes may also be redeemed before maturity upon the occurrence of certain tax events described in this prospectus supplement and the accompanying prospectus. If we undergo specific kinds of changes in control, we may be required to offer to repurchase the notes. See “Description of Notes — Change of Control Repurchase Event.”
The notes will be our senior unsecured debt obligations and will rank equally with our other present and future senior unsecured indebtedness.
Application will be made to list the notes on the New York Stock Exchange.
Investing in these securities involves certain risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

			Proceeds, (before
	Initial Public	Underwriting	expenses) to
	Offering Price(1)	Discounts	Hanson PLC

Per Note	99.132%	0.450%	98.682%
Total	$743,490,000	$3,375,000	$740,115,000

(1)	Plus accrued interest, if any, from August 16, 2006.
The underwriters expect to deliver the notes to investors through the book-entry facilities of The Depository Trust Company (“DTC”) for the accounts of its participants, including Euroclear and Clearstream, on or about August 16, 2006.
Joint Bookrunners

Banc of America Securities LLC	JPMorgan
Co-Managers

Citigroup	HSBC

ING Financial Markets	RBS Greenwich Capital
August 9, 2006

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information provided in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

Prospectus Supplement
Prospectus

ABOUT THIS PROSPECTUS	1
RISK FACTORS	2
WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
USE OF PROCEEDS	3
RATIO OF EARNINGS TO FIXED CHARGES	3
DESCRIPTION OF DEBT SECURITIES	4
PLAN OF DISTRIBUTION	14
ENFORCEMENT OF CIVIL LIABILITIES	14
VALIDITY OF SECURITIES	14
EXPERTS	14

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND
THE ACCOMPANYING PROSPECTUS
      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of the notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering.
      If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference in this prospectus supplement.
      The consolidated financial statements of Hanson, incorporated by reference in this prospectus supplement, are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which differ in certain respects from U.S. generally accepted accounting principles or “U.S. GAAP.” For a discussion of certain significant differences between IFRS and U.S. GAAP relevant to Hanson’s consolidated financial statements incorporated by reference in this prospectus supplement, see Note 33 of Notes to Consolidated Financial Statements included in Hanson’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
      The market, industry and product segment data contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus have been taken from industry and other sources available to us in the relevant jurisdictions and, in some cases, adjusted based on relevant management’s knowledge of the industry. We have not independently verified any third-party market information. Similarly, while we believe our internal estimates are reliable, they have not been verified by independent sources.
EXCHANGE RATE INFORMATION
      The following table shows, for the periods and dates indicated, certain information regarding the U.S. dollar/pound sterling exchange rate, based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in U.S. dollars per £1.00.

	Period End	Average(1)	High	Low

Year ended December 31, 2001	1.4543	1.4382	1.5045	1.3730
Year ended December 31, 2002	1.6095	1.5084	1.6095	1.4074
Year ended December 31, 2003	1.7842	1.6450	1.7842	1.5500
Year ended December 31, 2004	1.9160	1.8356	1.9482	1.7544
Year ended December 31, 2005	1.7188	1.8235	1.9292	1.7138
Month ended January 31, 2006	1.7820	1.7686	1.7885	1.7404
Month ended February 28, 2006	1.7539	1.7480	1.7807	1.7343
Month ended March 31, 2006	1.7567	1.7442	1.7567	1.7256
Month ended April 30, 2006	1.8220	1.7680	1.8220	1.7389
Month ended May 31, 2006	1.8732	1.8687	1.8911	1.8286
Month ended June 30, 2006	1.8491	1.8435	1.8817	1.8108
Month ended July 31, 2006	1.8685	1.8443	1.8685	1.8203
Month through August 9, 2006	1.9089	1.8958	1.9102	1.8711

(1) For any year, the average of the Noon Buying Rates on the last business day of each month during such year; in the case of a month or partial month, the average of the Noon Buying Rates on the business days occurring during such month or partial month.
     As of August 9, 2006 the latest practicable date for which exchange rate information was available before the printing of this prospectus supplement, the noon buying rate for one pound sterling expressed in U.S. Dollars was $1.9089.

USE OF PROCEEDS
      We estimate that the net proceeds (after underwriting discounts and commissions and estimated expenses) from the sale of the notes offered hereby will be approximately $740 million. We intend to use the proceeds from the sale of the notes to repay existing short-term borrowings and otherwise for general corporate purposes.
CAPITALIZATION AND INDEBTEDNESS
      The following table sets forth our capitalization on an actual basis, using financial information compiled in accordance with IFRS, as of June 30, 2006 and as adjusted to reflect the offering of the notes hereby. You should read this table in conjunction with our consolidated financial statements and notes.

	As of
	June 30, 2006	As Adjusted

	£ million	£ million
Total current borrowings	1,184.8	797.4

Non-current borrowings (excluding amounts due within one year):
6.125% Notes due 2016 offered hereby	—	387.4
7.875% Notes due 2010	415.3	415.3
5.250% Notes due 2013	373.8	373.8
Unsecured bank loans	279.1	279.1
Other loans — secured	3.3	3.3
Other loans — unsecured	—	—

Total non-current borrowings	1,071.5	1,458.9

Equity attributable to equity holders of the Company
Called up share capital:
Authorized: 1,000,000,000 in ordinary shares of £0.10 each issued and fully paid: 736,968,849 ordinary shares of £0.10 each	73.7	73.7
Own shares	(115.6)	(115.6)
Reserves	2,640.3	2,640.3

Total Equity attributable to equity holders of the Company	2,598.4	2,598.4

Total capitalization	3,669.9	4,057.3

DESCRIPTION OF NOTES
      The following description of the particular terms of the notes supplements the description of the general terms and provisions of the debt securities set forth under “Description of Debt Securities” in the accompanying prospectus. The accompanying prospectus contains a detailed summary of additional provisions of the notes and of the indenture (the “indenture”), to be dated as of August 16, 2006, between Hanson and The Bank of New York, as trustee, under which the notes will be issued. The following description replaces the “Description of Debt Securities” in the accompanying prospectus, to the extent of any inconsistency.
      Under the indenture, we can issue an unlimited amount of notes. In addition, the indenture provides that notes may be issued in series up to the aggregate principal amount that may be authorized from time to time by our board of directors. From time to time, we may, without the consent of the holders of the notes, “re-open” any series of debt securities and issue additional notes of the series under the indenture in addition to the notes offered by this prospectus supplement, which additional notes will have substantially similar terms to the notes offered by this prospectus supplement except for the issue date and the issue price.
      The notes will be our senior unsecured obligations, ranking equally without preference with our present and future senior unsecured indebtedness.
      The specific financial terms of the notes we are offering are as follows:

• Title:	6.125% Notes due 2016
• Total initial principal amount being issued:	U.S.$750,000,000
• Stated maturity:	August 15, 2016
• Interest rate:	6.125% per year
• Date interest starts accruing:	August 16, 2006
• Interest payment dates:	February 15 and August 15 of each year commencing February 15, 2007
      The notes will be issued in denominations of $1,000 and integral multiples of $1,000. Interest on the notes will be computed on the basis of a 360-day year of twelve, 30-day months. We may redeem the notes before they mature, in whole or in part, at any time at our option, at a redemption price described under “Optional Redemption” below. The notes may also be redeemed by us before they mature in the event of certain changes in the tax laws of the United Kingdom, as described in more detail in the accompanying prospectus under “Description of Debt Securities — Optional Redemption for Taxation Reasons.” If we undergo specific kinds of changes in control, we may be required to offer to repurchase the notes. See “Change of Control Repurchase Event” below.
      Principal, premium, if any, and interest will be payable, and the notes will be transferable or exchangeable, at the office of the trustee in the Borough of Manhattan, The City and State of New York, as paying agent for the notes, or at the office of any other paying agent or agents as we may appoint in the future. No service charge will be made for any exchange or registration of transfer of the notes, but we may require payment of an amount sufficient to cover any tax or other governmental charge imposed as a result of any exchange or registration of transfer of the notes.
      The notes will not be entitled to any sinking fund. The notes will be subject to defeasance as described in the accompanying prospectus.

Optional Redemption
      The notes are redeemable, in whole or in part, at any time before their maturity at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest (including any additional amounts) on the notes to be redeemed (not including any payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate (as described below), plus 25 basis points, as calculated by an independent investment banker (as described below), plus accrued and unpaid interest on the notes to be redeemed to the redemption date.
      The term “adjusted treasury rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” for the maturity corresponding to the comparable treasury issue (as described below). If no maturity is within three months before or after the remaining life (as described below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the adjusted treasury rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month; or

•	if the statistical release described in the previous paragraph (or any successor release) is not published during the week preceding the calculation date or does not contain the relevant yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price (as described below) for that redemption date.
      The adjusted treasury rate will be calculated on the third business day preceding the redemption date.
      The term “comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed, which we refer to as the “remaining life.”
      The term “comparable treasury price” means (1) the average of five reference treasury dealer quotations (as described below) for the redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than five reference treasury dealer quotations, the average of all such quotations.
      The term “independent investment banker” means Banc of America Securities LLC, J.P. Morgan Securities Inc. or their respective successors or, at our option in lieu of Banc of America Securities LLC or J.P. Morgan Securities Inc. or if Banc of America Securities LLC and J.P. Morgan Securities Inc. are unwilling or unable to serve as independent investment banker, an independent investment and banking institution of international standing appointed by us.
      The term “reference treasury dealer” means:

•	Banc of America Securities LLC, J.P. Morgan Securities Inc. or their respective successors, unless either of them ceases to be a primary U.S. government securities dealer in New York City, in which case we will substitute another primary U.S. government securities dealer in New York City; and

•	any other U.S. government securities dealers in New York City selected by us.

      The term “reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m. New York City time, on the third business day preceding the redemption date.
      We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. If we elect to redeem less than all the notes, the trustee will select in a fair and appropriate manner which notes are to be redeemed.
      Unless we default in the payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.
Change of Control Repurchase Event
      If a change of control repurchase event occurs, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of purchase. Within 30 days following any change of control repurchase event or, at our option, prior to any change of control, but after the public announcement of the change of control, we will mail a notice to each holder, with a copy to the trustee, describing the transaction or transactions that constitute or may constitute the change of control repurchase event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the change of control, state that the offer to purchase is conditioned on the change of control repurchase event occurring on or prior to the payment date specified in the notice. To the extent that the provisions of any securities laws or regulations conflict with the change of control repurchase event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control repurchase event provisions of the notes by virtue of such conflict.
      On the change of control repurchase event payment date, we will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to our offer;

(2)	deposit with the paying agent an amount equal to the aggregate purchase price in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.
      The paying agent will promptly mail to each holder of notes properly tendered the purchase price for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.
      We will not be required to make an offer to repurchase the notes upon a change of control repurchase event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.
      The term “below investment grade rating event” means the notes are rated below investment grade by both rating agencies on any date from the date of the public notice of an arrangement that could result in a change of control until the end of the 60-day period following public notice of the occurrence of a change of control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the rating agencies); provided that a below investment grade rating event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade rating event for purposes of the definition of change of control repurchase event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the below investment grade rating event).
      The term “change of control” means any person or any persons acting in concert (as defined in the City Code on Takeovers and Mergers), or any person or persons acting on behalf of any such person(s), the (“relevant person”) at any time is/are or become(s) interested (within the meaning of Part VI of the UK Companies Act 1985) in (A) more than 50 percent of the issued or allotted ordinary share capital of the company or (B) such number of shares in the capital of the company as carry more than 50 percent of the voting rights normally exercisable at a general meeting of the company, provided that a change of control shall not be deemed to have occurred if all or substantially all of the shareholders of the relevant person are, or immediately prior to the event which would otherwise have constituted a change of control were, the shareholders of the company with the same (or substantially the same) pro rata interests in the share capital of the relevant person as such shareholders have, or as the case may be, had, in the share capital of the company.
      The term “change of control repurchase event” means the occurrence of both a change of control and a below investment grade rating event.
      The term “investment grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB- or better by S&P (or its equivalent under any successor rating categories of S&P); and the equivalent investment grade credit rating from any additional rating agency or rating agencies selected by us.
      The term “Moody’s” means Moody’s Investor Services Inc.
      The term “rating agency” means (1) each of Moody’s and S&P; and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us (as certified by a resolution of our board of directors) as a replacement agency for Moody’s or S&P, or both, as the case may be.
      The term “S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.
Settlement and Clearance
      The notes will be represented by one or more global notes that will be deposited with and registered in the name of DTC or its nominee. Thus, we will not issue notes in definitive form to you, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a note in definitive form, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.
      Beneficial interests in a global note will be shown on, and transfers of beneficial interests in a global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform

Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.
      DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.
      DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. (“NASD”).
      When you purchase notes through DTC, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC’s records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of each global security for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.
      It is DTC’s current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants’ accounts on the payment date based on their holdings. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or us.
      Notes represented by one or more global notes will be exchangeable for notes in definitive registered form with the same terms in authorized denominations only if:

•	DTC is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 120 days;

•	we decide to discontinue the book-entry system; or

•	an event of default has occurred and is continuing with respect to the notes.
      If the global note is exchanged for notes in definitive form, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding the notes in definitive form.
Clearstream Banking and Euroclear
      Links have been established among DTC, Clearstream Banking, société anonyme (“Clearstream”), and Euroclear Bank S.A./ N.V. (“Euroclear”), which are two European book-entry depositaries similar to DTC, to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

      Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.
      Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC.
      When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).
      Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.
      When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

TAX CONSIDERATIONS
Certain U.S. Federal Income Tax Considerations
      The following is a general summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by U.S. holders (as such term is defined below). This summary is based upon the Internal Revenue Code of 1986, as amended, applicable income tax regulations, published rulings, administrative pronouncements and court decisions, as of the date of this document, all of which are subject to change or differing interpretations at any time and in some circumstances with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under the U.S. federal income tax laws, (such as tax-exempt organisations (including qualified pension plans), banks, insurance companies, real estate investment trusts, regulated investment companies, brokers, dealers, traders in securities that elect to use the mark-to-market method of accounting for their securities, foreign persons and entities, persons holding notes as part of a straddle or a hedging, integrated, constructive sale or conversion transaction, persons whose “functional currency” is not the U.S. dollar), certain U.S. expatriates or former long-term residents of the United States, partnerships or other pass-through entities and holders of interests in partnerships or other pass-through entities that hold the notes.
      The following summary deals only with U.S. holders who purchase the notes at original issuance at their issue price, which is the first price at which a substantial amount of the notes is sold for money to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold the notes as capital assets. In addition, this summary does not consider the effect of alternative minimum tax, or any foreign, state, local or other tax laws, or any other U.S. tax consequences other than U.S. federal income tax consequences that may be applicable to particular investors.
      EACH PROSPECTIVE PURCHASER OF NOTES SHOULD CONSULT ITS OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO ITS PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES ARISING UNDER THE U.S. ESTATE TAX LAWS AND THE LAWS OF ANY OTHER TAXING JURISDICTION.
      As used herein, the term “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the U.S.; (ii) a corporation (or any other entity treated as a corporation of U.S. federal income tax purposes) created or organised in or under the laws of the U.S. or of any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; and (iv) a trust (a) the administration of which is subject to the primary supervision of a court in the U.S. and with respect to which one or more U.S. persons have the authority to control all substantial decisions or (b) that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.
      Interest Payments. You will be taxed on any interest on a note as ordinary interest income at the time you receive or accrue the interest, depending on your method of accounting for U.S. federal tax purposes. We do not expect the notes to be issued with “original issue discount” (of more than a statutorily defined de minimis amount).
      Interest paid by us on the notes generally constitutes foreign source income for U.S. federal income tax purposes. For foreign tax credit limitation purposes, interest on the notes generally constitutes passive income. You will generally be denied a foreign tax credit for foreign taxes imposed with respect to the notes where you do not meet a minimum holding period requirement during which you are not protected from risk of loss. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
      For U.K. income tax withholding on interest payments please see “United Kingdom Taxation.”

      Sale, Exchange, Redemption and Other Disposition of the Notes. Upon the sale, exchange, redemption or other disposition of the notes, you will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, redemption or other disposition (other than accrued but unpaid interest which will be treated as ordinary interest income) and your adjusted tax basis in such notes. Your adjusted tax basis in the notes generally will equal the cost of such notes. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption or other disposition you held the notes for more than one year. The deductibility of capital losses is subject to certain limitations. Any gain or loss realized by a U.S. holder on the sale, exchange, redemption or other disposition of the notes generally will be treated as U.S. source gain or loss, as the case may be.
      Information Reporting and Backup Withholding. Information returns may be filed with the Internal Revenue Service in connection with payments of interest on the notes and the proceeds from a sale or other disposition of the notes unless the U.S. holder of the notes establishes an exemption from the information reporting rules. A U.S. holder of notes that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder fails to provide its taxpayer identification number, fails to report in full dividend and interest income or otherwise comply with the backup withholding rules. The backup withholding rate is currently 28%. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and you may be entitled to a refund, provided that the required information is furnished to the Internal Revenue Service.
Certain U.K. Income Tax Considerations
      The following is a general summary of certain U.K. tax considerations relating to the notes based on current law and practice in the U.K. It does not purport to be a complete analysis of all tax considerations relating to the notes. It relates to the position of persons who are the absolute beneficial owners of notes and may not apply to certain classes of persons such as dealers. Prospective purchasers of notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.K. of acquiring, holding and disposing of notes and receiving payments of interest, principal and/or other amounts under the notes. This summary is based upon the law as in effect on the date of this prospectus and is subject to any change in law that may take effect after such date.
      Withholding Tax. Under current legislation, for so long as the notes carry a right to interest and continue to be listed on a recognised stock exchange within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (“ICTA”) the notes will constitute quoted Eurobonds within the meaning of section 349(4) ICTA. The New York Stock Exchange is currently amongst those exchanges which are recognized for these purposes. Accordingly, so long as the notes are listed on the New York Stock Exchange, payments of interest on the notes may be made without withholding or deduction for or on account of U.K. income tax.
      HM Revenue & Customs (“HMRC”) has powers to obtain information (including the name and address of the beneficial owner of the interest) from any person in the U.K. who either pays interest to, or receives interest on behalf of, an individual. Such information may, in certain circumstances, be exchanged by HMRC with the tax authorities of other jurisdictions.
      EU Savings Directive. Under the directive, each Member State is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%.

Direct Assessment of Non-U.K. Resident Holders of Notes of U.K. Tax on Interest
      Interest on the notes has a U.K. source. Accordingly, such interest will, in principle, be within the charge to U.K. tax even if paid without deduction or withholding. By way of an exception to this, such interest will not be chargeable to U.K. tax in the hands of a holder of notes who is not resident for tax purposes in the U.K. unless such holder carries on a trade, profession or vocation in the U.K. through a branch or agency (or, in relation to a corporate holder, carries on a trade in the U.K. through a permanent establishment) in connection with which the interest is received or to which the notes are attributable, in which case (subject to exemptions for interest received by certain categories of agent such as some brokers and investment managers) tax may be levied on the branch or agency (or, as the case may be, permanent establishment). Where interest has been paid under deduction of U.K. income tax, noteholders who are not resident in the U.K. may be able to obtain an exemption or reduction from U.K. tax payable on such interest under the provisions of an applicable double taxation convention.
Taxation of Returns: Companies Within the Charge to Corporation Tax
      Noteholders who are within the charge to U.K. corporation tax will normally be subject to tax on all profits and gains, including interest, arising on or in connection with the notes under the loan relationship rules contained in the Finance Act 1996. Profits and gains will, for loan relationship purposes, generally include any exchange gains and losses arising as a result of changes in the sterling/dollar exchange rate during each accounting period in which such notes are held. Any such profits and gains will generally fall to be calculated in accordance with the statutory accounting treatment of the notes in the hands of the relevant noteholder, and will generally be charged to tax as income in respect of each accounting period to which they are allocated, in accordance with that accounting treatment. Relief may be available in respect of losses (which will be determined as summarised above), or for related expenses, on a similar basis.
      Authorised unit trusts must not bring into account credits or debits under the loan relationship rules in respect of capital profits, gains or losses arising on or in connection with the notes. Capital profits, gains and losses are identified by reference to items dealt with under the heading “net gains/losses on investments during the period” or “other gains/losses” in the statement of total return for an accounting period required to be contained in the annual report of the authorised unit trust by the applicable Statement of Recommended Practice.
Taxation of Returns: Other Noteholders
      Noteholders who are not within the charge to U.K. corporation tax and who are resident or ordinarily resident in the U.K. for tax purposes or who carry on a trade, profession or vocation in the U.K. through a branch or agency in connection with which interest on the notes is received or to which the notes are attributable will generally be liable to U.K. tax on the amount of any interest received in respect of the notes. The notes will not be qualifying corporate bonds and therefore a disposal of the notes by a noteholder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax.
      A disposal of notes by a noteholder who is resident or ordinarily resident in the U.K. for tax purposes or who carries on a trade in the U.K. through a branch or agency to which the notes are attributable may also give rise to a charge to tax on income in respect of an amount representing interest accrued on the notes since the preceding payment date.
Stamp Duty and Stamp Duty Reserve Tax
      No U.K. stamp duty or stamp duty reserve tax will be payable on the issue of the global notes or on the issue or transfer by delivery of the notes (including a transfer of book entry interests) or on their redemption.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated August 9, 2006, the underwriters named below, for whom Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as representatives, have severally agreed to purchase, and Hanson PLC has agreed to sell them, severally, the principal amount of notes set forth opposite their respective names below:

Underwriters	Principal Amount of Notes

Banc of America Securities LLC	$337,500,000
J.P. Morgan Securities Inc.	$337,500,000
Citigroup Global Markets Inc.	$18,750,000
HSBC Securities (USA) Inc.	$18,750,000
ING Financial Markets LLC	$18,750,000
Greenwich Capital Markets, Inc.	$18,750,000

Total	$750,000,000

      The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.
      The underwriters initially propose to offer the notes directly to the public at the offering price described on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer part of the notes to certain dealers at a price that represents a concession not in excess of 0.30% of the principal amount of the notes, and any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.25% of the principal amount of the notes. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.
      We will pay to the underwriters in connection with this offering an underwriting discount of 0.45%.
      Application will be made to list the notes on the New York Stock Exchange. The underwriters have advised us that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at any time without notice, at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.
      We have also agreed to indemnify the underwriters with respect to certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments each underwriter may be required to make in respect thereof.
      In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.
      Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be $1.0 million. The underwriters have agreed to reimburse us for certain of these expenses.
      We expect to deliver the notes against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the notes (such settlement period is referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.
      We have agreed with the underwriters not to, without the representatives’ prior written consent, directly or indirectly, offer for sale, sell or otherwise dispose of any debt securities issued by us (except with respect to our U.S. commercial paper and Euro commercial paper programs) for a period of 90 days from the date of this prospectus supplement.
      From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or investment banking transactions with us and our affiliates. This offering is being conducted pursuant to Conduct Rule 2710(h) of the NASD.
European Economic Area
      In relation to each Member State of the European Economic area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospective Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State (provided that the notes have not been and will not be offered, sold or delivered in Italy or to investors resident in Italy) at any time:

•	in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of the foregoing, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom
      Each underwriter has represented and agreed that:

•	it is a qualified investor (within the meaning of Section 86(7) of the U.K. Financial Services and Markets Act 2000) (the “FSMA”);

•	it has not offered or sold and, will not offer or sell any notes to persons in the United Kingdom except to persons who are qualified investors or otherwise in circumstances which do not require a prospectus to be made available to the public in the United Kingdom within the meaning of section 85(1) of the FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
VALIDITY OF NOTES
      The validity of the notes under New York law and English law will be passed upon for us by Weil, Gotshal & Manges LLP and Mr. Graham Dransfield, the Legal Director of Hanson, respectively. The validity of the notes under New York law will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, U.S. counsel for the underwriters.

PROSPECTUS
HANSON PLC
Debt Securities
        We may from time to time offer and sell unsecured debt securities in one or more separate series. We will describe in one or more prospectus supplements, which must accompany this prospectus, the type and amount of a series of debt securities we are offering and selling, as well as the specific terms of these securities. Such prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplements carefully, together with the information described under the heading “Where You Can Find More Information” before you invest in these securities.
      We may offer debt securities in amounts, at prices and on terms to be determined at the time of offering. We may sell these securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell these securities, we will name them and describe their compensation in the applicable prospectus supplement.
      The mailing address of our principal executive office is 1 Grosvenor Place, London, SW1X 7JH, England and our telephone number is +44 (0) 20 7245 1245.
       Investing in these securities involves risks. See “Risk Factors” beginning on page 2 of this prospectus and “Risk Factors” in our most recent Annual Report on Form 20-F, as well as any risk factors contained in the applicable prospectus supplement.

       Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to consummate sales of debt securities unless accompanied by a prospectus supplement.
The date of this prospectus is August 8, 2006.

      You should rely only on the information contained in this prospectus, the accompanying prospectus supplement or any document to which we have referred you. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the accompanying prospectus supplement is accurate as of any date other than the date on the front of these documents. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.

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ABOUT THIS PROSPECTUS
      This document is called a prospectus and is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. This prospectus provides you with a general description of the debt securities we may offer. Each time we offer debt securities, we will provide a supplement to this prospectus. The accompanying prospectus supplement will describe the specific terms of that offering, and may also include a discussion of any special considerations applicable to those securities. The accompanying prospectus supplement may also add, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the accompanying prospectus supplement, you should rely on the information in the accompanying prospectus supplement. Please read carefully this prospectus and the accompanying prospectus supplement. In addition to the information contained in the documents, we refer you to the information contained under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the debt securities offered under this prospectus. The registration statement, including the exhibits, can be read on the SEC website or at the SEC’s offices, each of which is listed under the heading “Where You Can Find More Information.”
      All references in this prospectus and the accompanying prospectus supplement to “Hanson,” “our company,” “we,” “us” or “our” mean Hanson PLC, unless we state otherwise or as the context requires. In addition, the term “IFRS” means international financial reporting standards as adopted by the European Union and the term “U.K. GAAP” means generally accepted accounting principles in the United Kingdom.
      Our consolidated financial statements are published in pounds sterling. In this prospectus and the accompanying prospectus supplement, “U.S. dollars” or “$” refers to U.S. currency, “pounds sterling,” “sterling,” or “pence” refers to U.K. currency and “euro” or “€” refers to the single currency of the participating Member States in the Third Stage of European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

RISK FACTORS
Risks related to the offering and owning the debt securities
      Since we conduct our operations through subsidiaries, your right to receive payments on the debt securities is subordinated to the other liabilities of our subsidiaries.
      We carry on a significant portion of our operations through subsidiaries. Our subsidiaries are not guarantors of the debt securities we may offer. Moreover, these subsidiaries are not required and may not be able to pay dividends to us. Claims of the creditors of our subsidiaries have priority as to the assets of such subsidiaries over the claims of our creditors. Consequently, holders of our debt securities are in effect structurally subordinated, on our insolvency, to the prior claims of the creditors of our subsidiaries.
      Our ability to make debt service payments depends on our ability to transfer income and dividends from our subsidiaries.
      We are a holding company with no significant assets other than direct and indirect interests in the many subsidiaries through which we conduct operations. A number of our subsidiaries are located in countries that may impose regulations restricting the payment of dividends outside of the country through exchange control regulations. To our knowledge, there are currently no countries in which we operate that restrict payment of dividends. However, there is no assurance that such risk may not exist in the future.
      Furthermore, the continued transfer to us of dividends and other income from our subsidiaries may be limited by various credit or other contractual arrangements and/or tax constraints, which could make such payments difficult or costly. We do not believe that any of these arrangements or constraints will have any material impact on our ability to meet our financial obligations. However, if in the future these restrictions are increased and we are unable to ensure the continued transfer of dividends and other income to us from these subsidiaries, our ability to pay dividends and make debt payments will be impaired.
      We are not restricted in our ability to dispose of our assets by the terms of the debt securities.
      The indenture governing our debt securities contains a negative pledge that prohibits us and our significant subsidiaries from pledging assets to secure other bonds or similar debt instruments, unless we make a similar pledge to secure the debt securities offered by this prospectus. However, we are generally permitted to sell or otherwise dispose of substantially all of our assets to another corporation or other entity under the terms of the debt securities. If we decide to dispose of a large amount of our assets, you will not be entitled to declare an acceleration of the maturity of the debt securities, and those assets will no longer be available to support our debt securities.
WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act, we file reports and other information with the Securities Exchange Commission (the “SEC”). Our SEC filings are available over the internet at the SEC’s website at http://www.sec.gov. The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link incorporating any materials via such website, except as described below. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. You may request a copy of the filings referred to above at no cost by writing or telephoning us at our registered office at 1 Grosvenor Place, London SW1X 7JH, United Kingdom, attn: Company Secretary; +44 (0) 20 7245 1245.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      This prospectus “incorporates by reference” certain of the reports and other information that we have filed with the SEC under the Exchange Act. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information filed with the SEC after the date of this prospectus will update and supersede this information. We incorporate by reference in this prospectus the documents listed below:

•	Our Annual Report on Form 20-F for the year ended December 31, 2005;

•	Our reports on Form 6-K furnished to the SEC on February 13, 2006 and July 20, 2006.

•	Our report on Form 6-K/A furnished to the SEC on August 8, 2006;

•	Any future reports on Form 6-K that we may file that indicate that they are incorporated by reference into this Registration Statement; and

•	Any future Annual Reports on Form 20-F that we may file with the SEC under the Exchange Act prior to the termination of any offering contemplated by this prospectus.
      Information in this prospectus may be modified by information included in subsequent Exchange Act filings that we incorporate by reference, the result of which is that only the information as modified will be part of this prospectus. All other information in the prospectus will be unaffected by the replacement of this superseded information.
USE OF PROCEEDS
      Except as otherwise described in the accompanying prospectus supplement, we expect to use the net proceeds from the sale of the debt securities we offer under this prospectus for general corporate purposes.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratio of earnings to fixed charges for the periods indicated, using financial information compiled in accordance with IFRS for the fiscal years ended December 31, 2005 and 2004 and the six months ended June 30, 2006. As a first-time adopter of IFRS on January 1, 2005 and in accordance with General Instruction G to Form 20-F, we are providing the ratio of earnings to fixed charges for 2005 and 2004 in accordance with IFRS and for 2005, 2004, 2003, 2002, and 2001 in accordance with U.S. GAAP.

	Period
	Ended
	June 30,	Year Ended December 31,

	2006	2005	2004	2003	2002	2001

Earnings to fixed charges — IFRS	3.9	4.3	4.4
Earnings to fixed charges — U.S. GAAP		3.8	0.4	3.2	3.7	2.7
      In the calculation of our ratio of earnings to fixed charges, “earnings” represents income before taxation from continuing operations plus fixed charges, adjusted to exclude the amount of interest capitalized during the period, and “fixed charges” represents interest expense, including interest capitalized, plus that portion of operating lease rental expense deemed to reflect the interest factor.

DESCRIPTION OF DEBT SECURITIES
      We may issue debt securities using this prospectus. The summary below sets forth possible terms and provisions for each series of debt securities. Each time that we offer debt securities, we will prepare and file a prospectus supplement with the SEC, which you should read carefully. The prospectus supplement may contain additional terms and provisions of those securities. If there is any inconsistency between the terms and conditions presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.
      The debt securities will be issued under a document called an indenture. We will enter into an indenture with The Bank of New York, who will act as trustee. The form of the indenture is filed as an exhibit to this registration statement.
      The indenture and its associated documents contain the full legal text governing the matters described in this section. This section summarizes certain material provisions of the indenture and of the debt securities. The following description is a summary only and is qualified in its entirety by reference to all of the provisions of the indenture. We urge you to read the indenture because it, and not this summary, defines your rights as holders of the debt securities. Certain terms, unless otherwise defined here, have the meaning given to them in the indenture. Section references are to the indenture.
General
      Under the indenture, we can issue an unlimited amount of debt securities. In addition, the indenture provides that debt securities may be issued in series up to the aggregate principal amount that may be authorized from time to time by our board of directors. From time to time we may, without the consent of the holders of outstanding debt securities, including holders of the debt securities, “re-open” any series of debt securities and issue additional debt securities of that series that will have substantially similar terms to the original debt securities except for the issue date and issue price. Unless otherwise indicated in the prospectus supplement relating to a particular series, this summary describes provisions that are common to all series.
      The specific financial, legal and other terms particular to a series of debt securities are described in the prospectus supplement relating to the series. Those terms may vary from the terms described here. Accordingly, this summary also is subject to and qualified by reference to the description of the terms of the series described in the prospectus supplement. The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of debt securities;

•	any limit on the aggregate principal amount of the series of debt securities;

•	the date or dates on which we will pay the principal of the series of debt securities;

•	the rate or rates, including floating rates, at which the series of debt securities will bear interest, if any, and the date or dates on which such interest will be payable and the record dates for the interest payment dates;

•	the place or places where the principal, additional amounts, if any, and any interest on the debt securities will be payable;

•	the price or prices at which, the period or periods within which and the terms and conditions upon which a series of debt securities may be redeemed, in whole or in part, at the option of Hanson;

•	the obligation, if any, to redeem, purchase or repay the debt securities pursuant to any sinking fund or analogous provisions at the option of a holder and the detailed terms and provisions of those redemption provisions;

•	the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and integral multiples of $1,000;

•	if other than the principal amount, the portion of the principal amount of the series of debt securities that will be payable upon declaration of the acceleration of the maturity thereof or provable in bankruptcy;

•	any index used to determine the amount of payment of principal or interest, if any, on the series of debt securities or the method for determining and the calculation agent, if any, who shall be appointed and authorized to calculate any amounts not fixed on the original issue date;

•	if other than the trustee, any authenticating or paying agents, transfer agents or registrars or any other agents with respect to the series of debt securities;

•	the forms of debt securities of the series;

•	whether the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, in that case, the depositary with respect to the global security or securities and the circumstances under which any global security may be registered for transfer or exchange, or authenticated and delivered, in the name of a person other than the depositary or its nominee, if other than as set forth in the indenture;

•	whether any premium, upon redemption or otherwise, shall be payable by the issuer on debt securities of the series;

•	whether the debt securities of the series are to be issued as original issue discount securities and the amount of the discount at which the original issue discount securities may be issued;

•	any condition to which payment of any principal of (or premium, if any) or interest on debt securities of the series will be subject;

•	any addition to or change in the events of default that applies to any debt securities of the series and any change in the right of the trustee or the requisite holders of such debt securities to declare the principal amount due and payable; and

•	any other special features of the series of debt securities.
      Unless otherwise stated in the prospectus supplement, the debt securities will be issued only in fully registered form without interest coupons.
      The debt securities will be our senior unsecured obligations ranking equally with our other senior unsecured indebtedness. We are, however, a holding company and conduct our operations through subsidiaries. The debt securities will be structurally subordinated to all indebtedness of our subsidiaries.
      The debt securities will be serially numbered and issued in denominations of $1,000 and integral multiples of $1,000 for all amounts in excess of $1,000. Payments of interest on the debt securities will be computed on the basis of a 360-day year of twelve 30-day months. We may redeem the debt securities before they mature, in whole or in part, at any time at our option, at a redemption price described under “Optional Redemption.” The debt securities may also be redeemed by us before they mature in the event of certain changes in the tax laws of the United Kingdom, as described in more detail under “Optional Redemption for Taxation Reasons.”
      Principal, premium, if any, and interest will be payable, and the debt securities will be transferable or exchangeable, at the office of the trustee in the borough of Manhattan, The City and State of New York, as paying agent for the debt securities, or at the office of any other paying agent or agents as we may appoint in the future. No service charge will be made for any exchange or registration of transfer of the debt securities, but we may require payment of an amount sufficient to cover any tax or other governmental charge imposed as a result of any exchange or registration of transfer of the debt securities.
      New York law governs the indenture and the debt securities, except for certain matters required to be governed by English law. We have agreed that we will be subject to the jurisdiction of any US federal or state court in the State and County of New York in respect of any legal proceedings relating to the debt securities or the indenture.
Payment of Additional Amounts
      Any amounts to be paid by us with respect to the debt securities will be paid without deduction or withholding for any and all present and future taxes, levies, imposts or other governmental charges whatsoever imposed, assessed, levied or collected by or for the account of the United Kingdom or any political subdivision or taxing authority of the United Kingdom.
      If deduction or withholding of any of these taxes or other governmental charges are at any time required by the United Kingdom or any such subdivision or authority, we will pay any additional amount in respect of principal, premium, if any, interest and sinking fund payments, if any, required in order that the net amounts paid to the holders of the debt securities or the trustee under the indenture after the deduction or withholding equals the amounts of principal, premium, if any, interest and sinking fund payments, if any, to which the holders or the trustee are entitled. Our obligation to pay additional amounts is subject to compliance by the holders or beneficial owners of the debt securities with any relevant administrative requirements.
      We will not have to pay additional amounts with respect to:

(i)	any present or future taxes, levies, imposts or other governmental charges which would not have been so imposed, assessed, levied or collected but for the fact that the holder or beneficial owner of such debt security is or has been a domiciliary, national or resident of, or engaging or having been engaged in business or maintaining or having maintained a permanent establishment or being or having been physically present in, the United Kingdom or such political subdivision or otherwise having or having had some connection with the United Kingdom or such political subdivision other than the holding or ownership of a security, or the collection of principal, premium, if any, and interest, if any, on, or the enforcement of, a debt security;

(ii)	any present or future taxes, levies, imposts or other governmental charges which would not have been so imposed, assessed, levied or collected but for the fact that, where presentation is required, such debt security was presented more than thirty days after the date such payment became due or was provided for, whichever is later;

(iii)	any present or future taxes, levies, imposts or other governmental charges which are payable otherwise than by deduction or withholding from payments on or in respect of such debt security;

(iv)	any present or future taxes, levies, imposts or other governmental charges which would not have been so imposed, assessed, levied or collected but for (A) the failure to comply with any certification, identification or other reporting requirements concerning the nationality, residence, identity or connection with the United Kingdom or any political subdivision or authority thereof by the holder or beneficial owner of such debt security, or (B) the failure to make any declaration or other similar claim or to satisfy any information or reporting requirement that, in the case of (A) or (B), is required or imposed by statute, treaty, regulation or administrative practice of the United Kingdom or such political subdivision or authority as a precondition to exemption from all or parts of such taxes, levies, imposts or other governmental charges;

(v)	any deduction or withholding that is payable as a result of or pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

(vi)	any present or future taxes, levies, imposts or other governmental charges that the holder would have been able to avoid by presenting such security to another paying agent;

(vii)	any present or future taxes, levies, imposts or other governmental charges (A) that would not have been so imposed, assessed, levied or collected if the beneficial owner of such security had been the holder of such security or (B) which, if the beneficial owner of such security held the Security as the holder of such security, would have been excluded pursuant to clauses (i) through (vi) inclusive above;

(viii)	any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge; or

(ix)	any combination of the foregoing clauses (i) through (viii).
      Except in the case of a consolidation, merger or similar transaction involving us in which the successor corporation is incorporated elsewhere, the indenture does not provide for the payment of additional amounts by us due to any deduction or withholding requirement imposed by any taxing authority or political subdivision other than those of the United Kingdom.
Optional Redemption for Taxation Reasons
      The debt securities are redeemable at our option before their maturity in the event of certain changes in the tax laws of the United Kingdom after the date of the indenture as specified below.
      We may, at our option, redeem any series of debt securities issued under the indenture in whole at any time (except in the case of debt securities of a series having a variable rate of interest, which may be redeemed only on an interest payment date), if as the result of:

•	any change in or any amendment to the laws, including any applicable double taxation treaty or convention, of the United Kingdom, or of any political subdivision or taxing authority of the United Kingdom affecting taxation, or

•	any change in an application or interpretation of those laws, including any applicable double taxation treaty or convention, and, we determine that:

(i)	we would be required to make additional payments in respect of principal, premium, if any, interest, if any, or sinking fund payments, if any, on the next succeeding date for the payment of such amounts,

(ii)	any tax would be imposed (whether by way of deduction, withholding or otherwise) by the United Kingdom or by any political subdivision or taxing authority of the United Kingdom, upon or with respect to any principal, premium, if any, interest, if any, or sinking fund payments, if any, received or receivable by us from any of our subsidiaries incorporated in, or resident for tax purposes under the laws of, the United Kingdom, or

(iii)	based upon an opinion of independent counsel addressed to us, as a result of any action taken by any taxing authority of, or any action brought in a court of competent jurisdiction in, the United Kingdom or any political subdivision of the United Kingdom, the circumstances described in clause (i) or (ii) would exist, then, in these cases, the redemption price of those securities will be equal to 100% of the principal amount of those securities plus accrued interest to the date fixed for redemption (except in the case of outstanding original issue discount securities which may be redeemed at the redemption price specified by the terms of each series of those securities).
      Our option to redeem for taxation reasons applies only in the case of changes, amendments, applications or interpretations that occur on or after the original issuance date of the debt securities. If we are succeeded by another entity, as described under “— Consolidation, Merger and Sale of Assets,” the applicable jurisdiction will be the jurisdiction in which the successor entity is organized, and the applicable date will be the date the entity became a successor.

Limitation on Liens
      The indenture provides that so long as debt securities of any series remain outstanding, we will not, and will not permit any of our significant subsidiaries to, incur, assume, guarantee or allow to exist indebtedness for borrowed money, which we refer to as “Debt,” secured by a mortgage, pledge, security interest, lien, fixed or floating charge or other encumbrance, which we refer to as a “lien” or “liens,” upon any restricted assets (as described below) without effectively providing that the Debt due under the indenture and the debt securities (together with, at our option, any other Debt of ours then existing or thereafter created ranking equally with the debt securities) will be secured equally and rateably with (or prior to) such Debt, so long as such Debt is so secured. This limitation will not apply to Debt secured by:

(1)	liens on shares of stock or assets or indebtedness of any corporation existing at the time that corporation becomes a significant subsidiary of ours or of one of our significant subsidiaries;

(2)	liens on shares of stock or assets or indebtedness existing at the time those shares or assets or indebtedness were acquired or to secure the payment of all or any part of the purchase price of those shares or assets or indebtedness or to secure any Debt incurred before, at the time of, or within 12 months after, in the case of shares of stock, the acquisition of those shares and, in the case of assets, the later of the acquisition, the completion of construction (including any improvements on an existing asset) or the commencement of commercial operation of those assets, as long as the Debt is incurred for the purpose of financing all or any part of the purchase price of the shares or assets;

(3)	liens existing at the date of the indenture;

(4)	liens for taxes, assessments or governmental charges or levies not yet delinquent or being contested in good faith by appropriate proceedings diligently conducted, if the reserve or other appropriate provision, if any, which is required by IFRS, has been made;

(5)	liens arising by operation of law and not securing amounts more than 90 days overdue or otherwise being contested in good faith;

(6)	any lien over any credit balance or cash held in any account with a financial institution arising solely by operation of law or granted in the ordinary course of business as security for any loan or other financial accommodation, not exceeding the amount of the credit balance or cash, made available by the financial institution or its affiliates to us or any subsidiary of ours in jurisdictions where, due to regulatory, tax, foreign exchange control or other similar reasons, intercompany loans are restricted or impracticable and the loan or financial accommodation is obtained in lieu of intercompany loans;

(7)	rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for the benefit of us and/or any subsidiary of ours;

(8)	any lien incurred or deposit made in the ordinary course of business, including, but not limited to, (A) any mechanic’s, materialman’s, carrier’s, workman’s, vendor’s or other similar liens, or surety, customs and appeal bonds and other similar obligations, (B) any liens securing amounts in connection with workers’ compensation, unemployment insurance and other types of social security and (C) any easements, rights-of-way, restrictions and other similar charges;

(9)	liens on shares of stock or assets or indebtedness of any corporation existing at the time that corporation is acquired by, merged with or into, or consolidated or amalgamated with, us or a significant subsidiary of ours or at the time of a sale, lease or other disposition of the assets of a corporation as an entirety or substantially as an entirety to us or a significant subsidiary of ours;

(10)	any liens created by us or a subsidiary of ours over assets as part of a project financing (including the shares of any special purpose corporation) to secure Debt incurred to finance the project, where the right of recovery is limited to the assets of the project being financed; and

(11)	any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any lien permitted under the foregoing clauses (1) to (10), inclusive, or of any Debt secured by such a lien, as long as (a) the principal amount of Debt secured by such a lien may not exceed the principal amount of Debt so secured (or capable of being so secured under the written arrangements under which the original lien arose) at the time of the extension, renewal, or replacement, and (b) the extension, renewal or replacement lien is limited to all or any part of the same shares of stock or assets or indebtedness that secured the lien extended, renewed or replaced (plus improvements on such assets), or shares of stock issued or assets or indebtedness received in substitution or exchange for the lien.
      We and/or a significant subsidiary of ours may incur, assume, guarantee or allow to exist Debt secured by a lien or liens which would otherwise be subject to the restrictions set forth above in an aggregate amount which, together with (a) all other such Debt incurred by us or our significant subsidiaries and (b) attributable debt (as described below) of our company or our significant subsidiaries in respect of sale and lease-back transactions (as described in the first paragraph under “— Limitation on Sale and Lease-Back Transactions”), existing at the time, does not at the time exceed 10% of our consolidated net tangible assets (as described below). This exclusion does not apply to attributable debt in respect of:

•	sale and lease-back transactions permitted because we would be entitled to incur, assume, guarantee or allow to exist Debt secured by a lien on the assets to be leased without equally and rateably securing the Debt due under the indenture and the debt securities issued under the indenture, and

•	sale and lease-back transactions, the proceeds of which have been applied in accordance with clause (2) of the limitation on sale and lease-back transactions discussed under “— Limitation on Sale and Lease-Back Transactions.”
      For the purposes of this summary, “restricted assets” means any of our assets or the assets of a direct or indirect significant subsidiary of ours (including any shares of stock of or indebtedness of any direct wholly-owned subsidiaries of ours or of our significant subsidiaries).
      “Attributable debt” means, as of any particular time, the present value (discounted in the manner specified in the indenture) compounded semi-annually of our obligation for rental payments during the remaining term of the lease in respect of a sale and lease-back transaction, including, in each case, any period for which the lease has been extended. These rental payments will not include amounts payable by or on behalf of the lessee for maintenance and repairs, insurance, taxes, assessments, water rates and similar charges.
      “Consolidated net tangible assets” means the aggregate amount of our consolidated total assets less (i) current liabilities and (ii) all goodwill, trade names, trademarks, patents and other like intangibles, in each case, as shown on the audited consolidated balance sheet contained in the latest annual report to our shareholders.
Limitation on Sale and Lease-Back Transactions
      As long as debt securities of any series issued under the indenture remain outstanding, we will not enter into, and will not permit any of our significant subsidiaries to enter into, any arrangement with any person providing for the leasing by us or any of our significant subsidiaries, as the case may be, of any restricted assets (except a lease for a temporary period not to exceed three years and except for leases between us and any of our subsidiaries) which we have sold or transferred or plan to sell or transfer to that person. We refer to such a transaction as a “sale and lease-back transaction.”
      This restriction on our and our significant subsidiaries’ ability to enter into a sale and lease-back transaction does not apply if, after giving effect to a sale and lease-back transaction, the aggregate amount of all attributable debt with respect to all sale and lease-back transactions plus all of our Debt and all Debt of any significant subsidiary of ours incurred, assumed or guaranteed and secured by a lien or liens (with the exception of Debt secured by a lien on restricted assets or other assets that we or the significant subsidiary would be entitled to incur, assume, guarantee or allow to exist without equally and rateably securing the Debt due under the indenture and the debt securities issued under the indenture under the limitation on liens described above) does not exceed 10% of our consolidated net tangible assets. In addition, the restriction on sale and lease-back transactions will not apply to any sale and lease-back transaction if:

(1)	we or a significant subsidiary of ours, as the case may be, would be entitled to incur, assume, guarantee or allow to exist Debt secured by a lien or liens on the assets to be leased without equally and rateably securing the Debt due under the indenture and the debt securities issued under the indenture pursuant to the limitation on liens covenant described above; or

(2)	we or a significant subsidiary of ours, as the case may be, within the 12 months preceding the sale or transfer or the 12 months following the sale or transfer, regardless of whether the sale or transfer was made by us or the significant subsidiary, applies, in the case of a sale or transfer for cash, an amount equal to the net proceeds of the sale and, in the case of a sale or transfer for consideration other than cash, an amount equal to the fair value of the assets which were leased at the time of entering into the arrangement (as determined by our board of directors or the board of directors of the significant subsidiary):

•	to the retirement (other than any retirement of Debt owed to us or any of our significant subsidiaries or any retirement of Debt subordinated to the debt securities issued under the indenture) of indebtedness for money borrowed, incurred or assumed by us or the significant subsidiary which by its terms matures on, or is extendible or renewable at the option of the obligor to, a date more than 12 months after the date of incurring, assuming or guaranteeing the Debt; or

•	to investment in any restricted assets of our company or the significant subsidiary.
Consolidation, Merger and Sale of Assets
      We may, without the consent of the holders of any of the outstanding debt securities issued under the indenture, consolidate or amalgamate with, or merge into, any other corporation or sell, convey, transfer or lease our properties and assets as an entirety or substantially as an entirety to any corporation, which we refer to as a “successor corporation,” if:

•	immediately after giving effect to the transaction, no event of default under the indenture has occurred and is continuing,

•	the successor corporation assumes our obligations on the debt securities and under the indenture, and

•	the successor corporation agrees to make payments, including any additional amounts, in respect of the debt securities in the same manner as described under “— Payment of Additional Amounts.”
      The indenture does not restrict:

•	the incurrence of unsecured indebtedness by us or our subsidiaries,

•	a consolidation, merger, sale of assets or other similar transaction that could adversely affect our creditworthiness or that of the successor corporation or combined entity,

•	a change in control of Hanson, or

•	a highly leveraged transaction involving Hanson, whether or not involving a change in control.

Events of Default
      An event of default with respect to any series of debt securities issued under the indenture will occur if any of the events listed in clauses (i) through (v) occurs:

(i)	there is a default in the payment of any installment of interest or any additional amounts payable on any debt securities of that series when it becomes due and payable and the default continues for 30 days;

(ii)	there is a default in the payment of any principal of any debt securities of that series or of any sinking fund installment relating to the debt securities of that series when these payments become due and payable;

(iii)	there is a default in the performance or breach of any of the other covenants in respect of the debt securities of that series which we have not remedied for a period of 60 days after we receive written notice of the default or breach;

(iv)	certain events of bankruptcy, insolvency, or reorganization of us or any of our significant subsidiaries occurs; or

(v)	there is a default by us or any of our significant subsidiaries under any other indebtedness for money borrowed by, or the payment of which is guaranteed by, us or any of our significant subsidiaries (other than any indebtedness owed to us or any of our significant subsidiaries), which is caused by a failure to make a payment due under the indebtedness or guarantee prior to the expiration of any applicable grace period for the indebtedness or guarantee (and, in any event, not less than 15 days from the original due date for payment thereof) or which results in the acceleration of the indebtedness before its maturity, and the indebtedness under which the default has occurred equals, in the aggregate, at least the greater of 1% of our consolidated net worth (as described below) and $50,000,000 (or the foreign currency equivalent of that amount).
      In the case of clause (v) above, it will not be an event of default if the acceleration relates to indebtedness of an entity which becomes a direct or indirect significant subsidiary of ours after we acquire it, so long as the indebtedness is accelerated as a result of events or circumstances directly related to the acquisition and is discharged in full within five days following the acceleration. An event of default with respect to a particular series of debt securities issued under the indenture will not necessarily constitute an event of default with respect to any other series of debt securities issued under the indenture. The indenture provides that the trustee may withhold notice to the holders of any series of debt securities issued under the indenture of any default with respect to those debt securities (except a default in the payment of principal or interest or any additional amounts) if the trustee determines it is in the interest of the holders of those debt securities so to do.
      If an event of default described in clause (i), (ii), (iii) (as long as the event of default under clause (iii) is with respect to less than all series of debt securities then outstanding under the indenture) or (v) above occurs and is continuing, the trustee may in its discretion give notice to us that the debt securities of the affected series are immediately due and payable at their principal amount together with accrued interest thereon (including any additional amounts). The trustee will be required to give this notice to us if the trustee receives a written request from the holders of at least 25% in aggregate principal amount of the then outstanding debt securities of any series issued under the indenture which is affected by the event of default (with each affected series voting as a separate class).
      If an event of default described in clause (iii) (as long as the event of default is with respect to all series of debt securities then outstanding under the indenture) or (iv) above occurs and is continuing, the trustee may in its discretion give notice to us that all the debt securities then outstanding under the indenture are immediately due and payable at their principal amount together with accrued interest (including any additional amounts). The trustee will be required to give us this notice if the trustee receives a written request from the holders of at least 25% in aggregate principal amount of all the debt securities then outstanding under the indenture (with all series voting as one class).

      At any time after a declaration of acceleration with respect to the debt securities of any series outstanding under the indenture has been made, but before a judgment or decree based on the acceleration has been obtained, the holders of a majority in principal amount of the then outstanding debt securities of that series may, under certain circumstances, rescind and annul the acceleration if all events of default (other than an event of default caused by the non-payment of accelerated principal and interest with respect to that series of debt securities) have been cured or waived as provided in the indenture.
      For purposes of this summary, “consolidated net worth” means the amount shown as equity shareholders’ funds on our consolidated balance sheet, determined in accordance with IFRS as of the end of our most recent semi-annual or annual fiscal period ending prior to the taking of any action for the purpose of which the determination is being made.
      The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the continuance of an event of default to act with the required standard of care, to be indemnified by the holders of debt securities under the indenture before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture also provides that the holders of a majority in aggregate principal amount of the then outstanding debt securities of each series affected (each series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, subject to certain exceptions.
      The indenture contains covenants that require us to file annually with the trustee a certificate as to the absence of certain defaults or specifying any default that exists.
Modification and Waiver
      With the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of all series then outstanding under the indenture affected by any supplemental indenture (voting as one class), we and the trustee may enter into supplemental indentures adding any provisions to or changing, eliminating or waiving any of the provisions of the indenture or modifying the rights of the holders of debt securities of each affected series, except that no supplemental indenture may, among other things,

•	change the final maturity of any debt security issued under the indenture, or reduce the principal amount of any debt security issued under the indenture, or reduce the rate or change the time of payment of any interest on the debt securities or reduce any amount payable on any redemption of the debt securities, without the consent of the holder of each debt security so affected; or

•	reduce the percentage of debt securities of any series, the holders of which are required to consent to any supplemental indenture, without the consent or waiver, as the case may be, of the holder of each debt security so affected.
      We and the trustee may also amend the indenture in certain circumstances without the consent of the holders of debt securities issued under the indenture to reflect that a successor corporation has assumed our obligations under the indenture or the replacement of the trustee with respect to the debt securities of one or more series and for certain other purposes.
Defeasance
      The indenture provides that we do not need to comply with certain restrictive covenants of the indenture (including those described under “— Limitation on Liens” and “— Limitation on Sale and Lease-Back Transactions”) with respect to a series of debt securities outstanding under the indenture, if we deposit, in trust, with the trustee:

(i)	money;

(ii)	obligations of the United States, which will provide money through payments of interest and principal; or

(iii)	a combination of (i) and (ii),
sufficient to pay all the principal (including any mandatory sinking fund payments) of and interest (including any additional amounts) on the debt securities of the particular series of debt securities on the dates such payments are due. These payment dates may include one or more redemption dates designated by us. In order for us to exercise this option, no default under the indenture can have occurred and be continuing, and we must otherwise comply with the terms of the debt securities of the particular series with respect to which we have taken the actions described in this paragraph.
      The indenture also provides that we may, at our option, be discharged from any and all obligations in respect of the debt securities with respect to which we have taken the actions described in the previous paragraph (except for certain limited obligations) if, in addition to paying the amounts described above, we deliver to the trustee either:

•	an opinion of counsel to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for US federal income tax purposes as a result of our exercise of this option and will be subject to US federal income tax on the same amounts and in the same manner and at the same times as would have been the case if we had not exercised this option; or

•	a ruling to that effect received from or published by the US Internal Revenue Service.
Notices
      Notices in respect of the debt securities will be given to holders of debt securities by mail at their registered addresses.
Concerning the Trustee
      The Bank of New York, of 101 Barclay Street, Floor 8 West, New York, New York 10286, is trustee under the indenture. We and our affiliates conduct banking transactions with the trustee in the ordinary course of business.

PLAN OF DISTRIBUTION
      We may offer and sell securities in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers or through any combination of these methods.
      A prospectus supplement relating to a particular offering of securities may include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements; and

•	any underwriting discounts and other items constituting underwriters’ compensation; any initial public offering price; and any discounts or concessions allowed or reallowed or paid to dealers.
      The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.
ENFORCEMENT OF CIVIL LIABILITIES
      Hanson is a public limited company incorporated in England and Wales. Many of our directors and officers, and some of our experts named in this prospectus, reside outside the United States, principally in the United Kingdom. In addition, although we have substantial assets in the United States, a large portion of our assets and the assets of our directors and officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or those persons or to enforce against us or those persons judgments of U.S. courts predicated upon civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon such securities laws.
VALIDITY OF SECURITIES
      The validity of the debt securities under New York law and English law will be passed upon for us by Weil, Gotshal & Manges LLP, and Mr. Graham Dransfield, the Legal Director of Hanson, respectively. If this prospectus is delivered in connection with an underwritten offering, the validity of the debt securities may be passed upon for the underwriters by U.S. and/or English counsel for the underwriters specified in the related prospectus supplement. If no English counsel is specified, such U.S. counsel to the underwriters may rely on the opinions of Mr. Dransfield, as to certain matters of English law.
EXPERTS
      The consolidated financial statements of Hanson PLC appearing in Hanson PLC’s Annual Report on Form 20-F for the year ended December 31, 2005 and Hanson PLC management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$750,000,000
Hanson PLC
6.125% Notes due 2016

Joint Bookrunners

Banc of America Securities LLC	JPMorgan
Co-Managers

Citigroup	HSBC

ING Financial Markets	RBS Greenwich Capital

August 9, 2006